

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via E-mail
Ms. Lyne Andrich
Chief Financial Officer
Cobiz Financial, Inc.
821 17th St.
Denver, CO 80202

      Re: **Cobiz Financial, Inc.**
              Form 10-K
              Filed February 23, 2011
              File No. 1-15955

Dear Ms. Andrich:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Sharon Blume

                           Sharon Blume
                           Assistant Chief Accountant